GLOBENET RESOURCES INC.


 							TSX Venture Exchange Symbol :  GBR
 							Berlin Stock Exchange: GLT
 							November 15, 2002

 						News Release


Mr. David Patterson, Director of GlobeNet Resources Inc. announces a non-brokered private placement in the amount of $150,000. These funds will be raised by the Company issuing a total of 405,405 flow-through units at a price of $0.37 per unit. Each unit is comprised of one flow-through common share and one non-transferable share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional flow-through common share of the Company for a period of two years at a price of $0.50 per share. A finder's fee is payable on a portion of the funds raised in the private placement.

The funds raised by way of this private placement will be used for the Company's upcoming drill program on its Cape Ray Gold Project.
Drilling on the project is expected to begin next week.

The private placement is subject to the approval of the TSX Venture
Exchange.

On behalf of the Board of Directors,

GLOBENET RESOURCES INC.



"David Patterson"
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.